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SEC FILE NUMBER
8-45109

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2022 (MM/DD/YY) AND ENDING December 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carreden Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 Moraga Way, Suite 209
(No. and Street)

Moraga	California	94556
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Meyer	925-247-0950	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reid CPA's, LLP
(Name – if individual, state last, first, and middle name)

7600 Jericho Turnpike, Suite 400	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Greg Meyer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carreden Group, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NAVITA SOHAL
Notary Public - California
Alameda County
Commission # 2349292
My Comm. Expires Feb 28, 2025

Signature: [signature]

Title: TREASURER

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CARREDEN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS	
Cash	$ 222,006
Accounts receivable	387,235
Deferred receivables	219,641
Other assets	1,335
TOTAL ASSETS	$ 830,217
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accrued expenses and commissions payable	$ 397,035
Long-term expenses payable	219,641
TOTAL LIABILITIES	616,676
STOCKHOLDERS' EQUITY	
Common stock, No par value; 1,000 shares authorized, 100 shares issued and 75 outstanding	25,000
Additional paid-in-capital	406,361
Retained Deficit	(217,720)
	213,641
Less: Treasury stock, 25 shares, at cost	(100)
TOTAL STOCKHOLDERS' EQUITY	213,541
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 830,217

See notes to financial statements

CARREDEN GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Carreden Group, Inc. (the "Company") is a Delaware Corporation formed on October 26, 1990 for the purpose of conducting business as a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2022.

The Company also represents corporate clients in a broad range of transactions, including private placement, structured finance and specialty advisory assignments. The Company transacts its business with customers located primarily throughout the United States.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT CREDIT RISK

The Company as a non-clearing broker does not handle any customer funds or securities.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains a cash bank deposit account with a financial institution in California which, at times, may exceed Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses in such account.

The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 2022, with respect to its accounts receivable.

BASIS OF ACCOUNTING

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION

The Company provides contracted financial advisory services with payment typically due over time in installments, based on project phases as specified in the contracts. Revenue is recognized in the amount of consideration to which the Company has a right to invoice the client when that amount corresponds directly with the received value to the client of the Company's services completed when performance obligations are met. Consulting fee income included $6,323,264 of revenues from contracts with clients for the year ended December 31, 2022. Accounts and deferred receivables included $606,876 from client contracts at December 31, 2022.

ACCOUNTS RECEIVABLE AND DEFERRED RECEIVABLES

No allowance for doubtful accounts has been provided for based on prior years' experience and Management's analysis of possible bad debts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, reported revenues and expenses, and disclosures. Accordingly, actual results could differ from those estimates. Every effort is made to ensure the integrity of such estimates.

CASH AND CASH EQUIVALENTS

For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents consisting primarily of an interest-bearing checking account.

INCOME TAXES

The Company files its federal income tax as an S corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of the stockholders. Accordingly, the current year's income tax provision consists solely of state and local income taxes, as applicable, based on statutory rates.

Management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes, the tax returns essentially remain open for possible examination for the years ended December 31, 2020 through 2022.

NOTE 3 - DEFERRED RECEIVABLES AND LONG-TERM EXPENSES PAYABLE

The Deferred Receivables represents contracted fees previously invoiced to be collected over varying periods no later than December 31, 2026 based on certain contractual underlying events in accordance with the terms of the respective agreements. The long- term expenses payable consists of the consulting and referral fees due upon the collection of the respective Deferred Receivables.

NOTE 4 - RELATED PARTY TRANSACTIONS

Effective January 1, 2014, Carreden Group, Inc. entered into an agreement for managerial and administrative support and services with a Limited Liability Company that is both wholly owned and controlled between the Company's stockholders and its Managing Directors. Provisions of the contract include monthly management fees to be paid at $20,000 per month. For the year ended December 31, 2022 management fees paid was $240,000. This contract renews annually unless otherwise amended in accordance with terms of the agreement.

NOTE 5 - MAJOR CUSTOMER INFORMATION

Consulting fee income from the Company's largest customer made up 90% of the total revenues of the Company for the year ended December 31, 2022. At December 31, 2022, $606,876 was included in accounts and deferred receivables for this customer.

NOTE 6 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital, as defined. At December 31, 2022 the Company had net capital of $197,206 which was $168,541 in excess of its required net capital of $28,665. The ratio of aggregate indebtedness to net capital was 2.18 to 1.

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business in limited to providing financial consulting, investment pricing, transaction structuring and analysis, solicitation, evaluation, and negotiation of large institutional investors offers in the tax credit market on behalf of its large institutional tax credit clients.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued.

REID
ACCOUNTANTS · ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Carreden Group, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Carreden Group, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Carreden Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carreden Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Reid CPAs, LLP

Woodbury, NY
February 21, 2023

REID CPAs, LLP Woodbury | New York | Boca Raton

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: 516-802-0100 W: ReidLLP.com